Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: New York Community Bancorp, Inc.

Commission File No. 1-31565

On August 13, 2003, New York Community Bancorp, Inc., a Delaware corporation, issued the following press release:

FOR IMMEDIATE RELEASE	Ilene A. Angarola
First Senior Vice President
Investor Relations
(516) 683-4420

NEW YORK COMMUNITY BANCORP, INC.

SETS OCTOBER 29, 2003 AS DATE OF SPECIAL SHAREHOLDERS MEETING

Westbury, N.Y., August 13, 2003 – New York Community Bancorp, Inc. (NYSE: NYB) (the “Company”) today announced that it has preliminarily established October 29, 2003 as the date of the Special Meeting of Shareholders to be held in connection with its proposed merger with Roslyn Bancorp, Inc. (Nasdaq: RSLN). The date of the meeting is subject to the completion of a customary review by the Securities and Exchange Commission of the joint proxy statement/prospectus.

Shareholders will be asked to approve the proposed merger, under which Roslyn Bancorp will merge with and into New York Community Bancorp, and The Roslyn Savings Bank will operate as a division of New York Community Bank. In addition, shareholders will be asked to approve an amendment to New York Community Bancorp’s amended and restated certificate of incorporation increasing the number of authorized shares of common stock.

The Special Meeting of Shareholders will commence at 10:00 a.m. Eastern Time and will be held at the Sheraton LaGuardia East Hotel in Flushing, New York. The date of record for voting at the special meeting will be September 12, 2003. Prior to the meeting, shareholders of both New York Community Bancorp and Roslyn Bancorp will be mailed a joint proxy statement/prospectus, which will provide full details of the proposed merger and be accompanied by a proxy card enabling shareholders to vote. Subject to regulatory and shareholder approval, the merger is expected to take place in the fourth quarter of this year.

New York Community Bancorp Sets Date of Special Shareholders Meeting

New York Community Bancorp, Inc. is the $12.4 billion holding company for New York Community Bank and the sixth largest thrift in the nation, based on current market capitalization. The Bank currently serves its customers through a network of 110 banking offices in New York City, Long Island, Westchester County (New York), and New Jersey, and operates through six divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank. In addition to operating the largest supermarket banking franchise in the New York metro region, with 54 in-store branches, the Bank is one of the leading producers of multi-family mortgage loans in New York City. Additional information about the Company and its financial performance is available at www.myNYCB.com.

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. have filed, and will be filing, a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS TO BE SENT TO THEM AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from the Investor Relations Department at New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp will be available free of charge from the Investor Relations Department at Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their respective web sites (www.myNYCB.com and www.roslyn.com) and at the addresses provided in the preceding paragraph.

Forward-looking Statements and Associated Risk Factors

This release may contain certain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of

New York Community Bancorp Sets Date of Special Shareholders Meeting

1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. The Company’s ability to predict results or the actual effects of its plans and strategies, including the proposed merger, is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release: the ability of New York Community Bancorp and Roslyn Bancorp (the “companies”) to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services.

The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

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